UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under The Securities Exchange Act of 1934
                               (Amendment No. 15)*

                              M&T BANK CORPORATION
                    (formerly First Empire State Corporation)
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $5.00 PER SHARE
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                         (Title of Class of Securities)

                                   55261F 10 4
                              (formerly 320076102)
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                                (CUSIP Number)

                              Howard N. Cayne, Esq.
                                 Arnold & Porter
                            555 Twelfth Street, N.W.
                           Washington, D.C. 20004-1202
                                 (202) 942-5656
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           (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 23, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are being sent.

*The remainder of this cover shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Document Consists of 8 Pages.

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CUSIP No. 55261F 10 4            Schedule 13D                        Page 2 of 8
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   1.  NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Robert G. Wilmers
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   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                             (a)  [X]
                                                             (b)  [ ]
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   3.  SEC USE ONLY


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   4.  SOURCE OF FUNDS (See Instructions):
       Not applicable

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   5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

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   6.  CITIZENSHIP OR PLACE OF ORGANIZATION:
       United States

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   NUMBER OF      7.   SOLE VOTING POWER:
     SHARES            590,744
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8.   SHARED VOTING POWER:
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9.   SOLE DISPOSITIVE POWER:
      WITH             590,744
                  --------------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER:
                       0
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  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
       590,744
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  12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                               [  ]
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  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
       7.3%
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  14.  TYPE OF REPORTING PERSON (See Instructions):
       IN

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

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CUSIP No. 55261F 10 4            Schedule 13D                        Page 3 of 8
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   1.  NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Elisabeth Roche Wilmers
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   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                             (a)  [X]
                                                             (b)  [ ]
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   3.  SEC USE ONLY


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   4.  SOURCE OF FUNDS (See Instructions):

       OO
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   5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

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   6.  CITIZENSHIP OR PLACE OF ORGANIZATION:
       France

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   NUMBER OF      7.   SOLE VOTING POWER:
     SHARES            30,751
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8.   SHARED VOTING POWER:
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9.   SOLE DISPOSITIVE POWER:
      WITH             30,751
                  --------------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER:
                       0
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  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
       30,751
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  12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                               [  ]
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  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
       0.4%
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  14.  TYPE OF REPORTING PERSON (See Instructions):
       IN

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
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CUSIP No. 55261F 10 4            Schedule 13D                        Page 4 of 8
----------------------                                              ------------

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   1.  NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Roche Foundation
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   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                             (a)  [X]
                                                             (b)  [ ]
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   3.  SEC USE ONLY


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   4.  SOURCE OF FUNDS (See Instructions):

       OO
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   5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

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   6.  CITIZENSHIP OR PLACE OF ORGANIZATION:
       Delaware

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   NUMBER OF      7.   SOLE VOTING POWER:
     SHARES            10,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8.   SHARED VOTING POWER:
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9.   SOLE DISPOSITIVE POWER:
      WITH             10,000
                  --------------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER:
                       0

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  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
       10,000
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  12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                               [  ]
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  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
       .1%
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  14.  TYPE OF REPORTING PERSON (See Instructions):
       OO

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

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CUSIP No. 55261F 10 4            Schedule 13D                        Page 5 of 8
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                          AMENDMENT 15 TO SCHEDULE 13D

         The Schedule 13D, dated May 8, 1980, as amended, of Robert G. Wilmers, West Ferry Foundation, REM Foundation, Hofin Anstalt, Argali [BVI] Limited, Bikala Holdings Ltd., Alauda Investments Ltd., Grantor Retained Annuity Trust No. 4, Grantor Retained Annuity Trust No. 5, and Grantor Retained Annuity Trust No. 6 (collectively, the "Reporting Persons") is hereby amended as set forth below. Capitalized terms used herein without definition have the meanings set forth in Amendment No. 14 to this Schedule 13D.

         The purpose of this Amendment No. 15 to Schedule 13D is to (i) describe Robert G. Wilmers' disposition of a portion of his holdings in securities of the issuer as described herein and (ii) include Mrs. Wilmers and the Roche Foundation as additional Reporting Persons. Except as specifically provided herein, this Amendment No. 15 to Schedule 13D does not modify any of the information previously reported in the Schedule 13D and Amendments Nos. 1 through 14 thereto, and should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13D and the amendments thereto.

Item 1.  Security and Issuer

         Item 1 of the Schedule 13D is revised, amended and restated as set forth below:

         The title of the class of equity securities to which this Schedule 13D relates is the common stock, par value $5.00 per share (the "Shares"), of M&T Bank Corporation ("M&T"), formerly named First Empire State Corporation. The address of the principal executive offices of M&T is One M&T Plaza, Buffalo, New York 14240.

Item 2.  Identity and Background

         Item 2 of the Schedule 13D is amended as follows:

         The following information is furnished with respect to the additional Reporting Persons:

                  (1)  Elisabeth Roche Wilmers

                  Mrs. Wilmers, a citizen of France, is a private investor and the spouse of Robert G. Wilmers, President and Chief Executive Officer of M&T and Chairman, President and Chief Executive Officer of Manufacturers and Traders Trust Company, M&T's commercial bank subsidiary. Mrs. Wilmers' principal business address is c/o Robert G. Wilmers & Associates, 350 Park Avenue, 6th floor, New York, New York 10022.

                  During the past five years prior to the date hereof, Mrs. Wilmers has not been convicted in a criminal proceeding or the subject of a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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CUSIP No. 55261F 10 4            Schedule 13D                        Page 6 of 8
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                  (2)  Roche Foundation

                  The Roche Foundation, a not-for-profit, nonstock corporation organized under the law of the State of Delaware, was formed for the purpose of holding the Shares donated to it by Mr. Wilmers exclusively for charitable, religious, scientific, literary and educational purposes, including for such purposes, the making of distributions to organizations that qualify as exempt organizations under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended. The principal address of the Roche Foundation is c/o Robert G. Wilmers & Associates, 350 Park Avenue, 6th floor, New York, New York 10022. Mr. Wilmers is the sole director and president of the Roche Foundation and, in that capacity, Mr. Wilmers holds sole voting and dispositive power over the shares that it owns.

Item 3.  Source and Amount of Funds or Other Consideration

         Item 3 of the Schedule 13D is amended as follows:

         Mrs. Wilmers acquired the Shares, through gifts, more than 60 days prior to the date hereof. The Roche Foundation acquired the Shares on June 30, 1998 through a contribution from Mr. Wilmers.

Item 4.  Purpose of Transaction

         Item 4 of the Schedule 13D is amended as set forth below:

         On July 23, 1998, Robert G. Wilmers sold 79,000 Shares in a transaction directly with a market maker. Although Mr. Wilmers has no other plans or proposals that relate to or would result in the disposition of additional Shares, he reserves the right to purchase additional Shares or dispose of Shares from time to time as conditions appear advantageous for doing so.

         Mrs. Wilmers is holding the Shares for investment purposes. Mrs. Wilmers reserves the right to purchase additional Shares or dispose of Shares from time to time as conditions appear advantageous for doing so. No specific transactions are currently planned.

         Except as set forth herein, Mrs. Wilmers has no present plans or proposals that relate to or would result in: (i) the acquisition of additional securities of M&T or the disposition of securities of M&T; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation of M&T; (iii) a sale or transfer of a material amount of assets of M&T; (iv) any change in the present board of directors or management of M&T, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in M&T's business or structure;
(vi) any changes in M&T's governing instruments or other actions which may impede the acquisition of control of M&T by any person; (vii) causing a class of securities of M&T to be delisted from a national securities exchange or cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association; (viii) causing a class of equity securities of M&T to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (ix) any action similar to any of those enumerated above.

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CUSIP No. 55261F 10 4            Schedule 13D                        Page 7 of 8
----------------------                                              ------------


Item 5.  Interest in Securities of the Issuer

         Item 5 of the Schedule 13D is amended as set forth below insofar as it pertains to Shares owned beneficially by Mr. Wilmers and Mrs. Wilmers:

         (a)-(b) Mr. Wilmers beneficially owns 590,744 Shares over which Mr. Wilmers has sole voting and dispositive power, such Shares representing approximately 7.3% of the 7,997,459 Shares issued and outstanding as of the close of business on July 21, 1998. The number of Shares beneficially owned by Mr. Wilmers includes: (i) 374,602 Shares owned directly; (ii) 22,500 Shares owned by the West Ferry Foundation, a charitable trust formed by Mr. Wilmers, as to which Mr. Wilmers, as trustee, holds sole voting and dispositive power; (iii) 10,000 Shares owned by the Roche Foundation, a not-for-profit, nonstock corporation, as to which Mr. Wilmers, as director and president, holds sole voting and dispositive power; (iv) 82,522 Shares held, in the aggregate, by Grantor Retained Annuity Trust No. 4, Grantor Retained Annuity Trust No. 5, and Grantor Retained Annuity Trust No. 6; (v) 96,000 Shares subject to employee stock options granted to Mr. Wilmers which are currently exercisable or exercisable within 60 days of the date hereof; (vi) 3,425 Shares allocated under M&T's Retirement Savings Plan as of March 31, 1998; and (vii) 1,695 Shares held by the estate of a close relative as to which beneficial ownership is disclaimed. The Shares beneficially owned by Mr. Wilmers exclude: (i) 35,000 Shares subject to stock options which will become exercisable subsequent to the date 60 days from the date hereof and (ii) 198 phantom Shares allocated to Mr. Wilmers under a supplemental 401(k) plan as of March 31, 1998.

         Mrs. Wilmers beneficially owns 30,751 Shares over which Mrs. Wilmers has sole voting and dispositive power, representing approximately .4% of the Shares issued and outstanding as of the close of business on July 21, 1998.

         (c) On July 23, 1998, Mr. Wilmers sold 79,000 Shares in a transaction directly with a market maker at a price of $542.275 per Share.

         On June 30, 1998, Mr. Wilmers donated 10,000 Shares to the Roche Foundation.

         Other than the transactions set forth in this Item 5 and routine allocations under M&T's Retirement Savings Plan, there were no transactions within the last 60 days by Mr. Wilmers, Mrs. Wilmers or the Roche Foundation with respect to the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         None.

Item 7.  Material to be Filed as Exhibits


         Not applicable.

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CUSIP No. 55261F 10 4            Schedule 13D                        Page 8 of 8
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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 23, 1998                        /s/ Robert G. Wilmers
                                            ---------------------------
                                            Robert G. Wilmers





Date:  July 23, 1998                        /s/ Elisabeth Roche Wilmers
                                            ---------------------------
                                            Elisabeth Roche Wilmers




                                            ROCHE FOUNDATION

Date:  July 23, 1998                        /s/ Robert G. Wilmers
                                            ---------------------------
                                            Robert G. Wilmers
                                            Director and President